# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NAVAN, INC., CIK 0001639723
CUSIP: 639193101
Title of class of securities: Class A Common Stock, $0.00000625 par value per share
Address of issuer's principal executive offices: 3045 Park Boulevard, Palo Alto, California (CA), 94306
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002085105

## Reporting persons
- Ilan Twig: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 3,125,302; shared voting power 9,833,593; sole dispositive power 3,125,302; shared dispositive power 9,833,593; aggregate amount beneficially owned 12,958,895 (5.3% of the class)

## Item 1. Issuer
Name of issuer: NAVAN, INC.
Address of issuer's principal executive offices: 3045 Park Boulevard, Palo Alto, CA, 94306.

## Item 2. Person Filing
Name of person filing: Ilan Twig
Address of principal business office or, if none, residence:
3045 Park Boulevard
Palo Alto, CA 94306
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Row 9 of the Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of shares of Common Stock beneficially owned by the Reporting Person and is incorporated by reference. Row 9 includes (i) 3,125,302 shares of Class A Common Stock of issuable within 60 days of December 31, 2025, upon the exercise of stock options held by the Reporting Person, of which 2,926,495 shares of Class B Common Stock are vested as of such date, (ii) 8,939,081 shares of Class B Common Stock held by The Ilan Twig Living Trust, for which the Reporting Person is the trustee, (iii) 127,846 shares of Class B Common Stock held by The Twig Irrevocable Gift Trust, for which the Reporting Person may be deemed to have voting and investment power, (iv) 766,666 shares of Class B Common Stock held by the Leeor Eli Twig GST Trust, for which the Reporting Person may be deemed to have voting and investment power. Each share of Class B Common Stock is convertible at any time at the option of the Reporting Person into one share of Class A Common Stock. The holders of Class B Common Stock are entitled to 30 votes per share and the holders of Class A Common Stock are entitled to one vote per share.
Percent of class: Row 11 of the Reporting Person's cover page to this Schedule 13G sets forth the percentage of the shares of securities of the Issuer beneficially owned by the Reporting Person as of December 31, 2025, and is incorporated by reference. The percentage set forth in each Row 11 is based upon 233,339,369 shares of Class A Common Stock outstanding as of December 8, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on December 15, 2025, in each case, adjusted in accordance with rules of the SEC, to give effect to the full conversion of Class B Common Stock beneficially owned by such Reporting Person.
Sole power to vote or to direct the vote: Row 5 of the Reporting Person's cover page to this Schedule 13G sets forth the number of shares over which the Reporting Person has sole power to vote or to direct the vote.
Shared power to vote or to direct the vote: Row 6 of the Reporting Person's cover page to this Schedule 13G sets forth the number of shares over which the Reporting Person has shared power to vote or to direct the vote.
Sole power to dispose or to direct the disposition: Row 7 of the Reporting Person's cover page to this Schedule 13G sets forth the number of shares over which the Reporting Person has the sole power to dispose or to direct the disposition.
Shared power to dispose or to direct the disposition: Row 8 of the Reporting Person's cover page to this Schedule 13G sets forth the number of shares over which the Reporting Person has shared power to dispose or to direct the disposition.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Ilan Twig: /s/ Ilan Twig, Ilan Twig (02/17/2026)